Mail Stop 0408


								May 1, 2006






Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cummings, Georgia 30040


Re: 	Cornerstone Ministries Investments, Inc.
      Amendment Number One to Registration Statement on Form SB-2
      File No. 333-131861
      Filed April 8, 2006


Dear Mr. Brooks:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





General

1. Please note that we are still considering the consequences of your selling without a qualified trustee. Some of the offerings where you cite having a Form T-1 have incomplete Forms T-1 or, in one case, incorporate by reference a previously-filed Form T-1, which is not permitted.

2. Please include a prominent Risk Factor concerning your sale of unregistered securities in the 2002 offering. Please confirm that you have ceased such sales by no longer accepting additions to Access
Certificates.

3. Please revise your prospectus to provide an updated description of
Cornerstone Ministries. Statements like "Our loans are generally in smaller amounts, and to groups in an earlier stage of development,"
(page 1) than bank loans, for example, are confusing since your three largest borrowers have over 84% of your loans. This example is only an example.

4. Since you are not an S-3 eligible company and are not issuing investment grade debt, it is not clear why you can register unallocated debt. Please advise, or register specific amounts of the
5 year bonds and the graduated bonds.


Cover Page

5. As we requested in comment 7 of our letter to you dated March
15
2006, please revise the title and the first paragraph of the cover page to comply with Item 501(a) (2) by disclosing
* the maximum amount of 8.25 percent five year bonds that you are offering;
* the maximum amount of graduated rate bonds that you are offering;
and
* the interest rates on the graduated bonds.


Prospectus Summary, page 1

6. Please give the fees paid to Cornerstone Capital as a percentage of your revenue as well as the dollar amount.

7. Please indicate in the Summary and in Description of Securities that you will notify each holder of a graduated bond 20 days before the anniversary of his purchase that he may redeem his bond on the anniversary.



Risk Factors, page 3

8. Please reorder your risk factors to place the most important first. For example, the risks of rapid growth do not seem like the major risk of a company that is about 20% smaller than it was a year ago.


Certain Transactions with our Affiliates, page 42

9. We note your response to our comment 18 of our letter to you dated
March 15 2006.    Please supplement your statement that "neither
Mr.
Brooks nor Mr. Ottinger own any shares of Cornerstone Capital Advisors with a description of any compensation or any other interest that each receives from Cornerstone Capital Advisors and the extent to which Cornerstone Capital Advisors is dependent on Cornerstone Ministries.

10. Please give the dollar amount of any transaction for each year whose financial statements are in the filing between Cornerstone
Ministries and any affiliate. Please give the terms of the loans as well.


Financial Statements

11. Your prospectus summary indicates that you finance land and buildings for related parties. Please revise your financial statements and footnotes in the Prospectus and in your 2005 Form 10-K to provide the disclosures about related party transactions required by Article 4-08(k) of Regulation S-X. We assume that this would include line item disclosures on the face of
* the balance sheets for real estate loans and real estate joint ventures and any other captions where amounts are due from or to related parties;
* the statements of operations where revenues are earned from or expenses incurred with related parties; and
* the statements of cash flows from operations, from/for investing, and from/for financing where those items involve flows with related parties.


Exhibit 25

12. Please advise the staff why you believe the trustee is independent of the obligor in light of the information disclosed in the Form T-1.

13. Please advise the staff whether the report of financial condition of the trustee represents audited information.






      * * * * * * * * * * * * *






      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Donald A. Walker, Jr., Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Michael K. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Suite 800
      Atlanta, Georgia 30309-7649




Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
May 1, 2006
Page 1